Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

FINAL TRANSCRIPT

Conference Call Transcript

SBC - SBC Communications at Banc of America Securities

Media,Telecommunications and Entertainment Conference

Event Date/Time: Mar. 29. 2005 / 11:30AM ET

Event Duration: N/A

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In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005.  Investors are urged to read the registration and proxy statement because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas  78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

CORPORATE PARTICIPANTS

Rick Lindner

SBC Communications - CFO

CONFERENCE CALL PARTICIPANTS

David Barden

Banc of America Securities - Analyst

Unidentified Audience Member

Unknown - Analyst

PRESENTATION

David Barden - Banc of America Securities - Analyst

All right, everybody. We’ll get started in just a second here. Before we get started, what I’ll do is, I’ll read the disclaimers.

As you are aware, we are required to make a number of conflict of interest and related disclosures in connection with our participation in this conference and the companies that we may discuss. If you would like to pick — if you’d like to review these important disclosures, please pick up packets containing the public appearance disclosures at the back of this room and at each of the break-out sessions. PDF copies can be accessed by those of you viewing presentations via webcast.

Okay, great. Thank you all for waiting the extra minutes there. I’m very pleased to have with us today, Rick Lindner, CFO of SBC Communications. As you know, SBC Communications has been, actually, probably one of the leaders in the M&A environment that’s been creating so much noise recently. And while a lot of partners are trying to figure out how they’re going to be structured in the future, one company, at least has found a partner and is starting to move forward in executing on that particular transaction. In addition, you saw SBC was a major part of the Cingular, AT&T Wireless merger, which has really been a transforming event for the wireless industry, and itself has catalyzed significant incremental strategic moves within the industry.

Right now, today, we’re actually very pleased to have Rick here for a very short presentation and then some Q&A to follow up. So without further ado, I’ll welcome Rick to the podium. Thank you.

Rick Lindner - SBC Communications - CFO

Thanks, David. Good morning, everybody. Great to be in New York again. Although, it’s a little soggy on this trip, isn’t it? I appreciate the invitation, David, to take part in the conference. And it’s always good to have an opportunity to talk with you about SBC. And I know the format today is to spend as much time as possible on Q&A, so I’m going to keep my comments very brief. I would like to just give you a quick update on some progress we’re making on key strategic initiatives at the Company.

Before I start, I am required to cover our Safe Harbor statement. And that is simply that information set forth in the presentation and that we talk about today may contain financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially. A discussion of the factors that may effect the future results are contained in our filings with the Securities and Exchange Commission, and we disclaim any obligation to update and revise statements contained in this presentation based on new information, or otherwise. In addition to that, I also want to call your attention to this statement regarding filings we’ve made in connection with our agreement to acquire AT&T. And the filings referenced that are referenced here are available on the SEC, SBC, and AT&T websites.

So with that out of the way, let me talk a little bit about the business. Starting off, over the past several months, we have taken major steps to strengthen our business and to position SBC to participate in areas that we feel are the industry’s best growth prospects going forward, as well as to create value for our owners. First, through Cingular’s acquisition of AT&T Wireless, we’ve doubled the size of our wireless business, and Cingular is off to a great start. The acquisition was approved, and it was closed ahead of schedule. Cingular did a terrific job in their planning process, and their execution out of the gate has been outstanding. In the fourth quarter Cingular combined strong flow share with churn improvement, resulting in 1.8 million net adds. That’s the highest net add figure for any U.S. carrier, ever. This strong momentum has continued as we’ve moved into the first quarter, as you saw earlier this month. Cingular announced that in the first quarter they passed the 50 million mark in total subscribers.

But I think most importantly, they’ve delivered this kind of growth while exercising price discipline in the marketplace. In fact, during the first quarter, we’ve actually raised prices in some cases, including some of the most popular FamilyTalk plans. And Cingular is on schedule with its integration of AT&T Wireless. Network construction in California and Nevada is under way. Work has begun on integrating local networks. And tests on UMTS with HSDPA are going well. Cingular expects to have UMTS deployed in 15 to 20 markets by the end of this year, and in virtually all top-100 markets by the end of ‘06.

Our second major strategic initiative is Project Lightspeed, which will allow us to deliver next-generation, IP-based, video, voice, and internet access. And making good progress with Lightspeed, as well, on multiple fronts. Lab tests of the technology going very well. And we’re pleased with what we’re seeing in terms of both speed and the speed available at various distances from the central office. We expect to launch our first field trials of IPTV in second quarter of this year. And finally, we are confident in our ability to access content to provide over this network. We’ve added key personal with substantial experience in content. We’ve been in discussions with content providers for some time now, and we’ve exchanged term sheets with all the key providers. And the bottom line of all that, frankly, is content providers see value in our approach, see value in us as a distribution channel, and we will secure the content that we need.

The third major strategic step we’ve taken is our agreement to acquire AT&T. This transaction does a number of important things for SBC — it accelerates our expansion in the enterprise space; it gives us terrific network, including one of the world’s largest IP backbones; and a broad, advanced national network and global reach. The AT&T transaction gives us access to product sets in key areas, such as Voice over IP; gives us world-class R&D capability through AT&T Labs; and it gives us scale in the enterprise business with a strong customer base, and that customer base has promise for us to boost our business, both in terms of wireline as well as wireless. As we’ve outlined, the transaction comes with substantial and achievable opportunities for synergies, taking 2 to 3 billion in costs out of the combined operations, starting in years two and three after the close. We have moved forward on the approval process with filings at the SEC, the Department of Justice, state commissions, and elsewhere. And the feedback we’ve received from customers has been very positive. And that simply adds to the confidence we have in this transaction. We are extremely pleased to be adding, what we believe, is the premier asset in this category.

These three strategic steps are important, as they promise to transform the business going forward. But alongside these, it’s equally, if not more important, to have focus and execution on current operations at our core business. When you look at the results over the past few quarters, you’ll see that SBC has the best long distance growth in our group; we have the best DSL growth in our group; the best data revenue growth; and overall, the best wireline revenue growth in the group, with three straight quarters of positive revenue growth. As we start 2005 our execution continues to be solid. We’ll have more details for you in first quarter earnings in the next few weeks, but as we approach the end of the quarter, I can tell you we expect strong subscriber growth at Cingular, as they announced a couple of weeks ago. We expect our first quarter gains in key growth products like DSL and long distance to be consistent with, or better than, fourth quarter results. And along with that, the trends we’re seeing in access lines, and particularly in retail access lines continue to improve.

I’d like to just close by emphasizing a couple of points. First, as I talked about, we continue to focus on operational execution. And we continue to have good momentum in the marketplace. Second, our major strategic initiatives are moving ahead on schedule. And the combination of both of these gives us good reason to be optimistic about the business going forward. So with that, with those few remarks, I’ll be happy to take any questions. And, David, I’ll turn it back to you.

QUESTION AND ANSWER

David Barden - Banc of America Securities - Analyst

I’m going to be down here, and we’ll have a fireside chat.

Rick Lindner - SBC Communications - CFO

Good.

David Barden - Banc of America Securities - Analyst

I appreciate your sharing some time with us. Maybe I could [inaudible]. First, maybe just give me some of the heart of the business as it stands right now, looking at the line situation. You mentioned that retail lines are starting to improve. I was wondering if we could talk about two adjacent topics. One would be, obviously, the kind of death of UNE-P as a margin has kind of finally come and gone. I know it was only a couple weeks ago, but any color you could give us on what, if any, incremental change in the trend you’ve been seeing since UNE-P was starting to go away. And the second question would be just on the kind of cable line losses overlaid on top of wireless. There was a trend in third and fourth quarters, where cable really wasn’t involved yet, but wireless was starting to have a greater and greater effect on the business. Maybe just think about ‘05 and how wireless and cable will be interactive with each other going forward.

Rick Lindner - SBC Communications - CFO

Sure. Well, starting with UNE-P. We continue to see losses in UNE-P, as you would expect. And we see those accelerating somewhat as we go from fourth quarter to first quarter, although at the same time, we are negotiating and we have put in place some commercial agreements that we’re comfortable with from a pricing standpoint. So we still have some providers that will continue to be active in the marketplace. We have some other carriers that we put interim agreements in place in order to allow us to finalize negotiations with them on commercial agreements. So, I think at this point, what we’re seeing and what you might expect to see are continued reductions in the UNE-P base. But some increase over what you saw in fourth quarter. And that’s essentially what we’re seeing in the business today.

As I said, we are seeing positive — on the other hand, positive trends continuing in retail access lines in virtually every category, from consumer primary, consumer secondary, and business lines. Now, at the same time, first quarter is a good — typically a good quarter for access lines. So, that’s not entirely a surprise, but I think the trends for us have continued — the kinds of positive trend rates we saw as we moved from third quarter to fourth quarter on retail lines and has accelerated somewhat. I think, with respect to those lines that are lost and where they’re going and what we’re seeing in the marketplace, let’s start — let’s start by talking a little bit about the UNE-P lines. We know that — I said something that caused the light to go on.

David Barden - Banc of America Securities - Analyst

Getting lonely, so I think someone hit the lights. We’ll figure it out.

Rick Lindner - SBC Communications - CFO

In any event, if we look at UNE-Ps and where UNE-Ps are going, what we see, frankly, is that about 50% of those we are positive are coming back to us as retail lines. We’re positive because those numbers are being ported back to us. There’s another percent that’s in the mid-single-digit kind of range that we know are going elsewhere, because they are being ported elsewhere. The balance, when you look at that number relative to the size of the UNE-P base, represents a number that would approximate kind of a normal churn rate that you expect out of that base in terms of customers moving and cancelling service as a result, customers cancelling or losing service as a result of non-pay, and so forth. And, so it’s that part of the base that’s a little more difficult to track, because they may be moving and then showing up elsewhere. But we continue to see, I think, in those areas, in the studies we’ve done, where we are losing customers and losing lines we continue to see the number one reason there being wireless. And, frankly, that’s a reason that we feel it’s important to be — to be large and to be strong in the wireless business. Secondly, we see some lines being replaced as customers at broadband, that’s largely in the second line field. And I would say, as of yet, and we’ll see numbers develop as we go forward in this year, although we’re seeing cable companies active in our markets, the numbers, yet, are not substantial enough in total to really start to bend the trends at this point.

David Barden - Banc of America Securities - Analyst

So do you expect the wireless trends — to wrap up on that question — do you see any reason that the wireless trend should accelerate or decelerate? Are you doing more on the wireline pricing to defeat the wireless threat? Or is are you — is Cingular coming up with new and more innovative ways to create incremental substitution out of the wireline?

Rick Lindner - SBC Communications - CFO

Well, we’re striving to be successful on both sides.

David Barden - Banc of America Securities - Analyst

Dynamic tension?

Rick Lindner - SBC Communications - CFO

Dynamic tension. I guess that’s a good way to put it. Frankly, thought, one of the advantage — one of the opportunities, let me put it this way. One of the opportunities I think we have in the business going forward is simply this — that we have to facilitate services, devices to our customers that allow customers to communicate wherever and however they want to communicate. And with the networks that we’re developing and acquiring, it gives us the ability, then, to route that traffic in a way that is least cost, and makes best use of the facilities in place. So, as you move forward you see a scenario where a customer is using a device that perhaps connects via 802.11 or WiFi in his home or in certain other areas, routes that traffic, then, over the wireline network. As they move away from those areas, that traffic gets routed over the wireless network. And by doing that, overall, we’re able to make the maximum use of existing facilities and route that traffic in a least-cost manner. So that’s — that’s where we’d like to drive and see things going forward in the future. It’s not about a particular technology, but it’s about bringing a number of technologies together to provide the best cost, as well as the best value from a customer standpoint.

David Barden  – Banc of America Securities - Analyst

And let me just ask one last question, and then I’ll open it up to the audience. Just on the issue of consolidation, obviously, there’s a tussle in the marketplace going on for MCI. As you look at — look forward to concluding and integrating AT&T into the SBC organization, what do you see would be the best outcome for SBC, AT&T of the current battle to own MCI? Is having a strong Verizon partner a bigger threat or a prospect for greater discipline in the marketplace? Where are you guys coming out? What should we see as being better outcome for SBC?

Rick Lindner - SBC Communications - CFO

Well, I think we’re — I think we’re focussed, frankly, on executing what’s in front of us, David. We’re focussed on executing the AT&T Wireless integration, and that transaction that was closed last year. We’re heavily focussed on the planning stages and achieving a regulatory approval for the AT&T transaction, and moving out in both of those fronts. If we do that and do that well, we have the assets, the capabilities, the scale, and we’ll have the cost structure in all of those cases and across those segments to compete with anybody in the marketplace, frankly. Stepping back from it, I think from a — just an overall industry standpoint. I think — I think reaching some resolution with MCI and having some certainty in moving forward on that, I think would probably be good for everyone. But beyond that, we’re focussed on what we have in front of us and watching, as you all are, as interested observers.

David Barden - Banc of America Securities - Analyst

All right. Thanks. Anyone in the audience? We have a question? We had a mic right there, why don’t we start in the back?

Unidentified Audience Member - Unknown - Analyst

Is your strategy on VoIP likely to be defensive, vis-a-vis the cable companies, or offensive? Would it be likely to be offered in conjunction with Yahoo! in that arrangement you have, similar to the way AOL is going to launch VoIP product? Could you add some granularity around your strategy?

Rick Lindner - SBC Communications - CFO

Sure. Relative to — relative to Voice over IP, first of all, we want to — we will have a Voice over IP offer in the marketplace. We want that to be fully featured. We want it to be — provide a carrier-grade kind of service. And, frankly, with the AT&T transaction having just been announced in the last month and a half or so, we are re-thinking how we — how we launch and the product that we bring to market. Because, obviously, AT&T has a Voice over IP product, and we would certainly be interested in developing a commercial arrangement that would allow us, potentially, to utilize that product. How we use it? If you think about the path we’re going, as we roll out Project Lightspeed, one of the strengths of that strategy and that platform is the ability to offer voice, data, and video, and to offer it all on an IP-based platform. All IP, all on the same platform.

And so that naturally implies, I think, a robust Voice over IP product there. It allows us to do some things that are very interesting from an integration standpoint, in terms of how we integrate those services. And then you add on top of that what Cingular’s doing by rolling out UMTS, which will provide, also, voice and data on an IP basis. And there are lots of opportunities, then, for integration. At the same time, providing all those services over a single platform gives you some advantage from a cost standpoint. So that’s the direction we’re moving there.

David Barden - Banc of America Securities - Analyst

If I could follow up just a little bit on the Cingular partnership. And I guess this kind of ties in — you guys have gotten this question a lot — but just as the industry continues to evolve, the regulatory situation continues to solidify to some degree. You’ve mentioned that you just kind of focused on what’s in front of you. But, how important is quote, unquote controlling Cingular to the future strategy of SBC? Is there something that you can’t achieve today that you could achieve that’s strategically important to SBC if you had full control without fiduciary obligations to a second partner in that company?

Rick Lindner - SBC Communications - CFO

David, let me answer it like this. It’s been — it’s a unique situation at Cingular. And I think that’s one of the things that causes people to ask that question a lot.

David Barden - Banc of America Securities - Analyst

Sorry.

Rick Lindner - SBC Communications - CFO

That question — no, that’s not a problem. That question was asked back — because I was involved in Cingular at the beginning — was asked repeatedly back in 2000 and in 2001, at it revolved around, how can you make a joint-venture kind of governance structure work? And what we — what we have found over these last four years is that it does work. It’s worked very well. The two companies, SBC and BellSouth have come together and made some gigantic, strategic decisions during that period of time. If you think about it, beyond just the initial merger, and making the decisions on how the combined Company would be run, and what kind of systems they would use, and how the integration would take place, we made significant decisions about the technology path. We made significant decisions leading to acquisitions of spectrum. And we made a huge decision relative to the acquisition of AT&T Wireless. And all that was done within that venture structure.

We have more similarities in terms of how we think about things and think about the business and approach to business than we have differences. And in those areas where we have, from time to time, had differences of opinion, we’ve been able to work through those. So, in many respects, now with the acquisition of AT&T, I think this is a tremendous opportunity for Cingular. More and more today, the wireless usage is driven by wireless in the enterprise and the business space. People utilize a particular vendor because their company uses that for business purposes. With family calling plans, it’s a significant advantage, then, to utilize that same vendor within your household, to use it for your children when they’re away at school and so forth. And, so penetrating that enterprise base is a significant opportunity in the wireless business. It benefits, frankly, benefits both SBC and BellSouth. And so I’m confident we can — we can work together on this business.

David Barden - Banc of America Securities - Analyst

There’s nothing you could do that you can’t do today, that you can think of?

Rick Lindner - SBC Communications - CFO

Well, I think — I think the area that would be different, could evolve around some branding issues, frankly. But beyond that, we have provisions in the agreement, for example, to be able to utilize different structures at — both at BellSouth and at SBC in terms of an agency kind of relationship, where both companies sell Cingular service as an agent. That’s what we’ve done up to this point. We also have the ability to put in place resale or NV&O kinds of structures in both companies that would — that would allow, certainly, a very close tie in integration with other wireline offerings, and at the same time, allow you to offer those under a single brand. So I think those are options that will at least be considered as we go forward. So, there’s — I don’t see anything substantial that we — that we could not do through the structure we have in place.

David Barden - Banc of America Securities - Analyst

On the issue of branding, any there been any further resolution as to your — or evolution of your thought process on how SBC can continue — intend to brand themselves on a going forward basis?

Rick Lindner - SBC Communications - CFO

Well, there continues to be evolution in that, in terms of the use of the brand. There continues to be — we’ve done, already, some research and some market studies relative to the brands and how they play in different geographies, how they play in different segments. We will have a definitive plan around how we’re going to utilize the brand. And I can also tell you, we probably aren’t going to share that until we get to closing, which, think about it, put yourselves in our place. You wouldn’t do that, either. You’re not going to cut the legs out of either of those brands until you’re closing and ready to move forward. But I would tell you, we feel there is a lot of value inherent in the AT&T brand. And I can tell you definitively, we will use that brand in some way going forward.

David Barden - Banc of America Securities - Analyst

You just — you’ve mentioned that you’ll be launching this IPTV trail in the second quarter. My guess is probably a friendly trial, but, maybe two questions on that. One, what exactly — what kind of content will you be streaming? If we went down there and got to see a demo, what actually — what exactly is going to be happening on that IPTV? What kind of content will there be? And then, what is your thoughts on pricing that service to get penetration in the marketplace?

Rick Lindner - SBC Communications - CFO

Sure. Good question. I think what you should expect to see from us, first of all, when I talk about trials in the second quarter, it’s really, as you suggested, it’s more friendly trials. It is — it is designed to trial test in a stress field environment the various platforms, including — including, the, certainly, the electronics and the fiber designed to produce the bandwidth to the home. It includes the video infrastructure, includes the Microsoft IPTV platform. And so all of those will be going through some rigorous stress field tests beginning in the second quarter and into the third quarter. In terms of full commercial launches that you’ll be able to see in the marketplace, we will expand those trials as we go forward in the year, but we’re really looking at, roughly, end of this year to early ‘06 to when you will see commercial launches in the marketplace.

From a content standpoint, as I mentioned in my remarks, we have had substantial discussions on content. We’ve exchanged term sheets with all of the major content providers. And so, what you should expect to see as we go to commercial launch is a very competitive range of content, and brought to you in a way, over this platform, that provides some differentiation. Differentiation in terms of the amount of video on demand and the volume of alternatives you’ll have from a video on demand standpoint, as well as how that content can be used and integrated with data services, as an example. From a pricing standpoint, we would expect that we’ll be priced at, and in some areas depending upon the type of service that’s being purchased, maybe a small premium, relative to the differentiation we can bring into this product. We don’t view it as a product that we would bring to market and sell at a — at a substantial price discount.

David Barden - Banc of America Securities - Analyst

Cable guys have got to be glad to hear that. Any questions in the audience right now? The — I wanted to follow up a little bit, then, on that kind of topic, which is — as you are starting to see cable TV — cable IT, telephony, start to become, maybe, an emerging component of the marketplace as we go through ‘05. One of the things we’ve noticed over the last year has been that the DSL pricing, when you were trying to create a foothold or gain market share versus the cable companies was getting more aggressive. The cable companies tended to hold their ground with respect to pricing, by and large. And then you crept up the market share curve over the course of 2004, late 2003.

As we go into an environment where that market share is roughly starting to equalize out, but the cable companies are trying to come into the voice market, what, I mean, obviously, this is philosophically, perhaps, as opposed to specific action. But, philosophically, how are you going to view price actions to either prevent or reduce the amount of penetration the cable companies are able to have in the voice market? Is there an acceptable loss which you’ll say, you know what, if we lose 3, 4%, that’s not too bad, I’m not going to get worried about that on pricing. But then I’m going to start to get incrementally more aggressive. Or do we go back to the UNE-P environment, where before anything was really happening, you guys wanted to stop it from the box and you were very aggressive on price. Could you kind of share a little bit how your thinking’s evolved on how we look forward on pricing environment with cable IT?

Rick Lindner - SBC Communications - CFO

 I think, both in terms of pricing as well as penetration and share, it all revolves around the bundle of services that’s being sold. So, we know we will lose some voice share. We know we will gain some share in video. We — we have gained some share, certainly, in broadband. But when you look at the pricing environment today, I think — I think it’s fairly representative of what you will see going forward. And by that I mean, you see an environment where you will see adds for individual services and prices that are aggressive. And you will see prices from the cable companies for telephony that is below where we may be on an access-line basis. But what you see in the marketplace, and what we’ve seen in our market, certainly, is when you put the components together in the bundles, bundles are very competitive with one another. And I think you’ll continue to see that kind of environment going forward.

One of the things that is significantly different in where we’re evolving in the mass market from where we have been is that we’re evolving to a stage where there is going to be robust competition. And that robust competition, though, is going to come from facility-based providers. It’s going to come from the existing telephone companies, it’s going to come from the cable companies, it’s going to come from wireless companies, all of which are providing those services through their own facilities. And that type of competition is going to, first of all, it’s going to drive better product innovation. It’s going to drive carriers to provide overall better service. But it’s also — carries with it the requirement to earn some return on that investment. And as a result, I think you end up with competition that’s robust and competition that’s based on the value of the service you’re providing, but has a little more rigor to it from a pricing standpoint.

We will all be aggressive in terms of promotions and offer this deal or that deal, but you’ll see it generally as part of a bundle of services, similar to what we did in the fourth quarter last year where we were offering and advertising $19 DSL. But it was $19 DSL with an access line, with an all-you-can-eat long distance bundle. So from a total perspective, it was a $70 RPU customer versus an overall consumer base that averages in the low to mid-40s. I think that those are the kinds of offers. And I think that’s how you see competition evolve.

David Barden - Banc of America Securities - Analyst

We have a few minutes left. Maybe I think — is there a question out there? Sorry. Right here.

Unidentified Audience Member - Unknown - Analyst

As you roll out IPTV, when will it become significant, and how does that affect your relationship with EchoStar? At what point do they stop being your partner and start being your competitor? And has that already created some tension in the relationship, and why not?

Rick Lindner - SBC Communications - CFO

There’s a lot of questions embedded in there. Well, I think it’s — from a marketplace perspective, it starts to become significant as we go into ‘06 and ‘07. As we get to the beginning of ‘06, you’re going to start to see a steady stream of launches, various market launches. Our plan, relative to how we utilize Dish service and satellite service is, number one, still to have an offering that we can provide in non-Lightspeed market areas. We are launching this year, for example, with that, a set-top box that helps us integrate satellite TV with DSL service. So providing at least some of the capabilities and functionality through this set-top box that we are looking to provide in the Lightspeed areas. But from our marketing standpoint, you’ll see us target Dish more in those areas that are non-Lightspeed areas.

Has it changed our relationship? Our relationship continues to be good with Dish. And I think — I think they are happy with the commercial agreement that we have in place. We’re another distribution channel to them. And so I think — I think they coexist as we go forward. It may not be at the levels or the volumes that it would be if we were not doing Lightspeed, but it is, still for us, a good alternative in the non-Lightspeed areas.

David Barden - Banc of America Securities - Analyst

Okay. The — so maybe the last one I would ask, just beyond the — just kind of wrap up on wireless a little bit. Obviously Cingular is — one of their great strengths has been going out and leveraging the existing base, not only to create this in-network calling platform, but also to leverage the base of subscribers to create family plan universe of subscribers. And that family plan kind of moves one step closer to where the longer-run growth of this business is probably going to be growth, at least the medium-term growth — credit challenged, ethnic-affinity markets. What — there’s obviously a lot of players that have gone after that market earlier, more aggressively, at least at this stage, than Cingular has done. What kind of threat does the NV&O opportunity that, as it exists out there today versus Cingular represent? And what kind of opportunity does Cingular have, yet, to mine that opportunity at the margin?

Rick Lindner - SBC Communications - CFO

That’s a good question, David. And I think, as we view the market, there are a number of different segments in the market. And one of the ways the U.S. market has evolved, I think, much differently than, for example, some of the European markets, is exactly what you said, and that’s the utilization of FamilyTalk kinds of plans, in place of pure pre-paid, again, for members of the family, so to speak. At the same time, at Cingular we have a strong relationship through TracFone. And TracFone is targeting a specific portion of the marketplace in pre-paid. I think between the FamilyTalk plan and the pre-paid plans both of TracFone, as well as, that then there’s two other areas, there’s pre-paid offer. And Cingular has a pre-paid base that targets a little different niche than TracFone’s base. And above that, there’s still another segment of the market that is geared toward some hybrid kinds of offers that are — that I would call a hybrid, kind of post-paid, pay-as-you-go type of plan, which AT&T had a product fitting kind of into that portion of the market. Cingular is continuing to take that product, tweak it, migrate it, and evolve it toward that portion of the marketplace.

But the fact is, still today, the pre-paid plan — or, I’m sorry, the FamilyTalk plan is a substantial part of the marketplace in the U.S. And that’s one of the areas I mentioned where Cingular has actually increased pricing in the first quarter, and has done so, I think, without any significant impacts to their marketplace momentum, which is a positive. So, today, for example, if you walk into a Cingular store, you can add a pre-paid — or add a FamilyTalk line onto a post-paid plan starting at $59. But at $59 it’s a $20 add-on. To get a $10 FamilyTalk price, you have to actually move up into the $69 price point. So, suddenly you’re at an $80 price point for two lines, which starts to make a lot of sense from an RPU perspective. At the same time, those customers are getting a lot of value, because of the FamilyTalk calling feature, which allows you access to, now, over 50 million subscribers, as well as — as well as features like rollover. So you start to get into a mode where it becomes almost more of a flat rate pricing, but it’s at an access and an RPU level that makes sense.

David Barden - Banc of America Securities - Analyst

We’ll leave it there. Thank you, very much, Rick.

Rick Lindner - SBC Communications - CFO

Okay. Thank you.

David Barden - Banc of America Securities - Analyst

Thank you for joining us. I think lunch is next. Thank you, sir.

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